Exhibit 99.1

Ardagh Metal Packaging S.A. – Fourth Quarter and Full Year 2025 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the fourth quarter and year ended December 31, 2025.

	December 31, 2025	December 31, 2024	Change	Constant Currency

Fourth Quarter	($’m except per share data)
Revenue	1,346	1,195	13%	10%
Loss for the period	(16)	(11)
Adjusted EBITDA(1)	166	164	1%	(1%)
Loss per share	(0.03)	(0.03)
Adjusted earnings per share(1)	0.03	0.03
Dividend per ordinary share	0.10	0.10

Full Year
Revenue	5,497	4,908	12%	10%
Profit/(loss) for the year	11	(3)
Adjusted EBITDA (1)	739	672	10%	8%
Loss per share	(0.02)	(0.05)
Adjusted earnings per share(1)	0.21	0.17
Dividend per ordinary share	0.40	0.40

Oliver Graham, CEO of Ardagh Metal Packaging (AMP), said:

“2025 was another year of strong performance for AMP, underpinned by shipments growth of over 3%, a favorable product mix and solid operating performance. We delivered Adjusted EBITDA growth of 10% which significantly outperformed our initial guidance. Our tight focus on cost control generated meaningful operational and overhead cost savings, while our operations teams effectively balanced evolving demand patterns – both in terms of category mix and can sizes – to position our capacity to support our customers’ growth.

Our strong performance in the Americas was driven by significant growth in North America full-year volumes (+6%) despite supply chain challenges. Our strong customer portfolio, in particular in the energy category, drove favorable mix which more than offset the impact of softness in the Brazil beer market. In Europe, operations and overhead cost savings, as well as shipments growth in carbonated soft drinks and in other growing non–alcoholic categories offset the expected metal input cost recovery headwind.

In each of our markets the beverage can continues to take a higher share of our customers’ packaging mix, driven by the can’s convenience, branding potential, total cost of ownership and sustainability credentials. We anticipate continued supportive global industry shipments growth in 2026, with more modest shipments growth for AMP as a result of some softness in North America following contract resets. AMP’s Adjusted EBITDA growth in 2026 is expected to be driven by volume growth in Europe and Brazil, an attractive customer mix, operational efficiencies and other savings.”

●	Global beverage can shipments grew by 3% for the full year versus the prior year, split between growth of 5% in the Americas – as growth in North America of 6% offset a decline of 2% in Brazil – and growth of 2% in Europe.

●	Global beverage can shipments grew by 4% in the quarter versus the prior year quarter, which was driven by growth of 6% in the Americas – as growth in North America of 9% offset a decline of 4% in Brazil – and growth of 1% in Europe.

●	Adjusted EBITDA of $166 million for the quarter was ahead of our guidance range of $147–162 million, with both segments performing ahead of expectations, and represented a 1% increase versus the prior year quarter.

●	In the Americas Adjusted EBITDA for the quarter decreased by 6% to $102 million due to temporary supply chain disruptions driving higher operations and overhead costs and lower input cost recovery, partly offset by favorable volume/mix effects.

●	In Europe Adjusted EBITDA for the quarter increased by 14% (8% at constant currency) to $64 million, due to stronger input cost recovery and currency effects, partly offset by increased operations and overhead costs.

●	Adjusted Free Cash Flow for 2025 of $172 million inclusive of total capex of $184 million ($63 million growth investment).

●	Announcing plans to add additional capacity in the coming years within existing facilities in Spain and the UK, two attractive end markets. Together with other actions to improve the existing network, those investments will support AMP’s continued growth in Europe.

●	Strong total liquidity position of $964 million at December 31, 2025.

●	Net leverage of 5.3x represents an increase versus the prior year (4.9x), in line with expectations and reflecting the impact (0.4x) of the redemption of the preferred shares in December 2025.

●	Green bond financing of $1,290 million equivalent notes in December extends AMP’s debt maturities – with no bonds maturing before September 2028 – demonstrates AMP’s sustainability credentials and simplifies the overall capital structure. The outcome also results in small savings to overall cash flow, considering no further dividends related to the preferred shares.

●	Regular quarterly ordinary dividend of 10c announced. No change to capital allocation priorities.

2026 outlook:

●	Full year 2026 Adjusted EBITDA in the range of $750–775 million. Adjusted EBITDA growth supported by modest global shipments growth, as well as operating cost improvements and currency effects. At prevailing rates (euro/dollar at 1.17 vs. 1.12 average for 2025) foreign exchange represents an estimated annual benefit of c. $10 million.

●	First quarter Adjusted EBITDA of $160–170 million. This compares with Q1 2025 Adjusted EBITDA of $155 million ($160 million at constant currency) and laps strong prior year shipments growth of 6%.

2

Financial Performance Review

Bridge of 2024 to 2025 Revenue and Adjusted EBITDA

Three months ended December 31, 2025

Revenue	Europe	Americas	Group
	$’m	$’m	$’m
Revenue 2024	542	653	1,195
Organic	(34)	154	120
FX translation	31	—	31
Revenue 2025	539	807	1,346

Adjusted EBITDA	Europe	Americas	Group
	$’m	$’m	$’m
Adjusted EBITDA 2024	56	108	164
Organic	5	(6)	(1)
FX translation	3	—	3
Adjusted EBITDA 2025	64	102	166

2025 Adjusted EBITDA margin %	11.9%	12.6%	12.3%
2024 Adjusted EBITDA margin %	10.3%	16.5%	13.7%

Year ended December 31, 2025

Revenue	Europe	Americas	Group
	$’m	$’m	$’m
Revenue 2024	2,161	2,747	4,908
Organic	72	443	515
FX translation	74	—	74
Revenue 2025	2,307	3,190	5,497

Adjusted EBITDA	Europe	Americas	Group
	$’m	$’m	$’m
Adjusted EBITDA 2024	257	415	672
Organic	5	52	57
FX translation	10	—	10
Adjusted EBITDA 2025	272	467	739

2025 Adjusted EBITDA margin %	11.8%	14.6%	13.4%
2024 Adjusted EBITDA margin %	11.9%	15.1%	13.7%

3

Group Performance

Fourth Quarter

Group

Revenue increased by $151 million, or 13%, on a reported basis to $1,346 million in the three months ended December 31, 2025, compared with $1,195 million in the three months ended December 31, 2024. On a constant currency basis, revenue increased by 10%, principally due to the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA increased by $2 million, or 1%, on a reported basis, to $166 million in the three months ended December 31, 2025, compared with $164 million in the three months ended December 31, 2024. On a constant currency basis, Adjusted EBITDA decreased by 1%. The decrease is principally due to higher operations and overhead costs, partly offset by favorable volume/mix effects.

Americas

Revenue increased by $154 million, or 24%, on a reported and constant currency basis, to $807 million in the three months ended December 31, 2025, compared with $653 million in the three months ended December 31, 2024. The increase in revenue is principally due to the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA decreased by $6 million, or 6%, on a reported and constant currency basis, to $102 million in the three months ended December 31, 2025, compared with $108 million in the three months ended December 31, 2024. The decrease was primarily due to higher operations and overhead costs and lower input cost recovery, partly offset by favorable volume/mix effects.

Europe

Revenue decreased by $3 million, or 1%, on a reported basis, to $539 million in the three months ended December 31, 2025, compared with $542 million in the three months ended December 31, 2024. On a constant currency basis, revenue decreased by 6%. The decrease is principally due to unfavorable volume/mix effects (impact of IFRS 15 contract asset) and the pass through of lower input costs to customers.

Adjusted EBITDA increased by $8 million, or 14% on a reported basis, to $64 million in the three months ended December 31, 2025, compared with $56 million in the three months ended December 31, 2024. On a constant currency basis, Adjusted EBITDA increased 8%, principally due higher input cost recovery, partly offset by higher operations and overhead costs.

Full Year

Group

Revenue in the year ended December 31, 2025, increased by $589 million, or 12% on a reported basis, to $5,497 million, compared with $4,908 million in the year ended December 31, 2024. On a constant currency basis, revenue increased by 10%, principally reflecting the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA increased by $67 million, or 10% on a reported basis, to $739 million in the year ended December 31, 2025, compared with $672 million in the year ended December 31, 2024. On a constant currency basis, Adjusted EBITDA increased by 8%, principally due to favorable volume/mix effects, lower operations and overhead costs, partly offset by lower input cost recovery.

Americas

Revenue increased by $443 million, or 16%, on a reported and constant currency basis, to $3,190 million for the year ended December 31, 2025, compared with $2,747 million in the year ended December 31, 2024. The increase in revenue was primarily driven by the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA increased by $52 million, or 13%, on a reported and constant currency basis, to $467 million for the year ended December 31, 2025, compared with $415 million in the year ended December 31, 2024. The increase was primarily driven by favorable volume/mix effects, partly offset by higher operations and overhead costs and lower input cost recovery.

Europe

Revenue increased by $146 million, or 7% on a reported basis, to $2,307 million for the year ended December 31, 2025, compared with $2,161 million in the year ended December 31, 2024. On a constant currency basis, revenue increased by 3%, principally due to the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA increased by $15 million, or 6% on a reported basis, to $272 million for the year ended December 31, 2025, compared with $257 million in the year ended December 31, 2024. On a constant currency basis, Adjusted EBITDA increased by 2%, principally due to lower operations and overhead costs, and favorable volume/mix effects, partly offset by lower input cost recovery.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its fourth quarter and full year ended 31 December 2025 earnings webcast and conference call for investors at 9.00 a.m. EST (2.00 p.m. GMT) on Thursday February 26, 2026. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1749571&tp_key=c69c48b5eb

Conference call dial in:

United States/Canada: +1 646 769–9200
International: +44 (0)20 7769–6464
Participant pin code: 7198287

An investor earnings presentation to accompany this release is available at https://www.ardaghmetalpackaging.com/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing approximately 6,500 people with sales of $5.5 billion in 2025.

For more information, visit https://www.ardaghmetalpackaging.com/investors

Forward–Looking Statements

This release contains “forward–looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward–looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward–looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward–looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward–looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20–F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward–looking statements. Under no circumstances should the inclusion of such forward–looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward–looking statements. Any forward–looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward–looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non–IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS® Accounting Standards. Non–IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non–IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended December 31, 2025 and 2024

	Three months ended December 31, 2025			Three months ended December 31, 2024
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$’m	$’m	$’m	$’m	$’m	$’m
Revenue	1,346	—	1,346	1,195	—	1,195
Cost of sales	(1,194)	—	(1,194)	(1,047)	3	(1,044)
Gross profit	152	—	152	148	3	151
Sales, general and administration expenses	(70)	(12)	(82)	(67)	—	(67)
Intangible amortization	(36)	—	(36)	(34)	—	(34)
Operating profit	46	(12)	34	47	3	50
Net finance expense	(55)	(18)	(73)	(52)	—	(52)
Loss before tax	(9)	(30)	(39)	(5)	3	(2)
Income tax credit/(charge)	2	21	23	2	(11)	(9)
Loss for the period	(7)	(9)	(16)	(3)	(8)	(11)

Loss per share:
Basic and diluted loss per share			($0.03)			($0.03)

Unaudited Consolidated Condensed Income Statement for the year ended December 31, 2025 and 2024

	Year ended December 31, 2025			Year ended December 31, 2024
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$’m	$’m	$’m	$’m	$’m	$’m
Revenue	5,497	—	5,497	4,908	—	4,908
Cost of sales	(4,800)	(16)	(4,816)	(4,262)	(16)	(4,278)
Gross profit	697	(16)	681	646	(16)	630
Sales, general and administration expenses	(283)	(16)	(299)	(283)	(5)	(288)
Intangible amortization	(138)	—	(138)	(140)	—	(140)
Operating profit	276	(32)	244	223	(21)	202
Net finance expense	(226)	(14)	(240)	(205)	13	(192)
(Loss)/profit before tax	50	(46)	4	18	(8)	10
Income tax credit/(charge)	(15)	22	7	(5)	(8)	(13)
Profit/(loss) for the year	35	(24)	11	13	(16)	(3)

Loss per share:
Basic and diluted loss per share			($0.02)			($0.05)

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Unaudited Consolidated Condensed Statement of Financial Position

	At December 31, 2025	At December 31, 2024
	$’m	$’m
Non–current assets
Intangible assets	1,181	1,223
Property, plant and equipment	2,515	2,480
Other non–current assets	143	129
	3,839	3,832
Current assets
Inventories	509	382
Trade and other receivables	467	332
Contract assets	267	251
Income tax receivable	34	35
Derivative financial instruments	41	20
Cash, cash equivalents and restricted cash	522	610
	1,840	1,630
TOTAL ASSETS	5,679	5,462

TOTAL EQUITY	(675)	(136)

Non–current liabilities
Borrowings including lease obligations	4,301	3,797
Other non–current liabilities*	324	353
	4,625	4,150
Current liabilities
Borrowings including lease obligations	118	105
Payables and other current liabilities	1,611	1,343
	1,729	1,448
TOTAL LIABILITES	6,354	5,598
TOTAL EQUITY and LIABILITIES	5,679	5,462

* Other non–current liabilities include liabilities for earnout shares of $3 million at December 31, 2025 (December 31, 2024: $10 million).

Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended,		Year ended,
	December 31,		December 31,
	2025	2024	2025	2024
	$’m	$’m	$’m	$’m
Cash flows from operating activities
Cash generated from operations (2)	461	460	718	659
Net interest paid	(85)	(78)	(202)	(189)
Settlement of foreign currency derivative financial instruments	(2)	12	(41)	8
Income tax paid	(6)	(9)	(26)	(28)
Cash flows from operating activities	368	385	449	450

Cash flows used in investing activities
Capital expenditure	(53)	(47)	(184)	(179)
Cash flows used in investing activities	(53)	(47)	(184)	(179)

Cash flows used in financing activities
Changes in borrowings	330	(5)	352	288
Redemption of preferred shares	(289)	–	(289)	–
Lease payments	(29)	(28)	(111)	(97)
Dividends paid	(64)	(66)	(262)	(264)
Deferred debt issue costs paid	(11)	(2)	(17)	(8)
Consideration paid on termination of derivative financial instruments	(35)	–	(35)	–
Exceptional early redemption premium paid	(12)	–	(12)	–
Cash flows used in financing activities	(110)	(101)	(374)	(81)

Net increase/(decrease) in cash, cash equivalents and restricted cash	205	237	(109)	190

Cash, cash equivalents and restricted cash at beginning of period	317	393	610	443
Foreign exchange gains/(losses) on cash, cash equivalents and restricted cash	–	(20)	21	(23)
Cash, cash equivalents and restricted cash at end of period	522	610	522	610

Financial assets and liabilities

At December 31, 2025, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$’m	$’m
Senior Secured Green and Senior Green Notes	4,056	—
Global Asset Based Loan Facility	—	351
Bradesco Facility	—	91
Lease obligations	368	—
Other borrowings	27	—
Total borrowings / undrawn facilities	4,451	442
Deferred debt issue costs	(32)	—
Net borrowings / undrawn facilities	4,419	442
Cash, cash equivalents and restricted cash	(522)	522
Derivative financial instruments used to hedge foreign currency and interest rate risk	3	—
Net debt / available liquidity	3,900	964

9

Reconciliation of loss for the period to Adjusted profit

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	$’m	$’m	$’m	$’m
Loss for the period	(16)	(11)	11	(3)
Less: Dividend on preferred shares	(4)	(6)	(22)	(24)
Loss for the period used in calculating earnings per share	(20)	(17)	(11)	(27)
Exceptional items, net of tax	9	8	24	16
Intangible amortization, net of tax	29	27	110	110
Adjusted profit for the period	18	18	123	99

Weighted average number of ordinary shares	597.7	597.7	597.7	597.7

Loss per share	(0.03)	(0.03)	(0.02)	(0.05)

Adjusted earnings per share	$0.03	$0.03	$0.21	$0.17

Reconciliation of loss for the period to Adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	$’m	$’m	$’m	$’m
(Loss)/profit for the period	(16)	(11)	11	(3)
Income tax (credit)/charge	(23)	9	(7)	13
Net finance expense	73	52	240	192
Depreciation and amortization	120	117	463	449
Exceptional operating items	12	(3)	32	21
Adjusted EBITDA	166	164	739	672

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	$’m	$’m	$’m	$’m
Adjusted EBITDA	166	164	739	672
Movement in working capital	303	301	(2)	40
Maintenance capital expenditure	(39)	(43)	(121)	(111)
Lease payments	(29)	(28)	(111)	(97)
Exceptional restructuring costs paid	—	(2)	(1)	(23)
Adjusted operating cash flow	401	392	504	481
Net interest paid	(85)	(78)	(202)	(189)
Settlement of foreign currency derivative financial instruments	(2)	12	(41)	8
Income tax paid	(6)	(9)	(26)	(28)
Adjusted free cash flow – pre Growth Investment capital expenditure	308	317	235	272
Growth investment capital expenditure	(14)	(4)	(63)	(68)
Adjusted free cash flow – post Growth Investment capital expenditure	294	313	172	204

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 10.

(2) Cash from operations for the three months ended December 31, 2025 is derived from the aggregate of Adjusted EBITDA as presented on Page 10, working capital inflows of $303 million (2024: inflows of $301 million) and other exceptional cash outflows of $8 million (2024: $5 million). Cash used in operations for year ended December 31, 2025 is derived from the aggregate of Adjusted EBITDA as presented on Page 10, working capital outflows of $2 million (2024: inflows of $40 million) and other exceptional cash outflows of $19 million (2024: $53 million).

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